

March 14, 2013

Via E-mail
Mr. Russell Chenu
Chief Financial Officer
James Hardie Industries plc
Europa House, Second Floor, Harcourt Center
Harcourt Street, Dublin 2, Ireland

> RE: **James Hardie Industries plc**
>   **Form 20-F for the Year Ended March 31, 2012**
>   **Filed July 2, 2012**
>   **Form 6-K**
>   **Filed November 16, 2012**
>   **Form 6-K**
>   **Filed March 1, 2013**
>   **Response dated February 25, 2013**
>   **File No. 1-15240**

Dear Mr. Chenu:

We have reviewed your response letter dated February 25, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended March 31, 2012

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

<u>Management's Discussion and Analysis, page 83</u>

<u>Year Ended 31 March 2012 Compared to Year Ended 31 March 2011, page 89</u>

<u>Income tax benefit (expense), page 93</u>

2. We note your response to comment two from our letter dated January 9, 2013. In your proposed disclosure, you indicate that the U.S. GAAP effective tax rate is not meaningful as it was favorably impacted by RCI's successful appeal of the ATO's disputed 1999 amended tax assessment. Please ensure that you discuss your U.S. GAAP effective tax rate in the same manner as your comparable non-GAAP financial measure and that your corresponding disclosures do not place more prominence on the non-GAAP financial measures. Refer to Item 10(e) of Regulation S-K.

<u>Form 6-K Filed November 16, 2012</u>

<u>Exhibit 99.2</u>

3. We note your response to comment five from our letter dated January 9, 2013. With regard to the quantitative reconciliation of non-GAAP financial measures that are forward-looking, Regulation G requires a schedule or other presentation detailing the differences between the forward-looking non-GAAP financial measure and the appropriate forward-looking GAAP financial measure. If the GAAP financial measure is not accessible on a forward-looking basis, you should disclose that fact and provide reconciling information that is available without an unreasonable effort. Furthermore, you should identify information that is unavailable and disclose its probable significance. Please revise your disclosures accordingly. Refer to SEC Release No. 33-8176.

<u>Exhibit 99.3</u>

4. We note your response to comment six from our letter dated January 9, 2013. Given that the description operating profit before income taxes could be viewed to be confusingly similar to your operating income line item presented in your US GAAP financial statements and Rule 5-03 of Regulation S-X would imply that items such as interest expense and interest income would not generally be included in the determination of operating income or profit, please help us better understand how you determined your current presentation of operating profit before income taxes is appropriate. Please also tell us what consideration you gave to changing the description of the line item currently described as EBIT to operating income to be consistent with the financial statements provided in your Form 20-F for the year ended March 31, 2012 as well as the financial statements provided in Exhibit 99.5 of this Form 6-K.

5. We note your response to comment seven from our letter dated January 9, 2013. We continue to have difficulty understanding how you determined it was appropriate to present full non-GAAP financial statements for purposes of reconciling non-GAAP measures to the most directly comparable U.S. GAAP measures. Please revise your presentation to provide relevant information to investors without providing full non-GAAP financial statements.

Alternatively, you may consider including summary financial information rather than full non-GAAP financial statements. For additional guidance, please refer to Compliance and Disclosures Interpretation 102.10 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Form 6-K Filed March 1, 2013

Exhibit 99.5

6. During the nine months ended December 31, 2012, you recorded a provision related to New Zealand product liability claims of $13.2 million which represented approximately 10% of your operating income for this period. You are becoming exposed to liability for a greater proportion of these claims due to the insolvency of co-defendants and the expiration of some of your rights of recovery from third-parties. In this regard, please address the following:

- You disclose the amount of provision for product liability claims, net of estimated third-party recoveries, is $16.5 million at December 31, 2012. Please also disclose the corresponding gross asset and liability amounts recorded for your provision for product liability claims and estimated third-party recoveries; and

- If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief